Whitman Education Group, Inc.



An Educated Strategy for Success

2002 Annual Report







Company Profile

Whitman Education Group, Inc. (AMEX: WIX) is a proprietary provider of career-oriented postsecondary education. Through our three institutions – Colorado Technical University, Sanford-Brown College and Ultrasound Diagnostic Schools – we offer a broad range of graduate, undergraduate, and non-degree certificate and diploma programs tailored to the unique needs of the adult learner.

With an unsurpassed commitment to student service and quality programs, we help our students develop the skills and strategies necessary to succeed in the high demand job fields of health care, information technology and business. At 22 campuses in 13 states, at the on-site facilities of corporate and government employers, and in virtual classrooms on the Internet, over 8,000 students are presently advancing their strategies for success with a Whitman education.

	Principal Focus	Programs	Locations
University Degree Division			
Colorado Tech	Career advancement for working adults	Bachelor's, master's and doctorate degree programs in computer technology, electrical engineering and business	Colorado Springs, CO Denver, CO Sioux Falls, SD
Associate Degree Division			
Sanford-Brown College	Rapid career entry or change for adults	Associate's degrees and non-degree diplomas in healthcare, information technology and business	N. Kansas City, MO St. Louis, MO (three locations) Granite City, IL
Ultrasound Diagnostic Schools (UDS)	Rapid career entry or change for adults	Specialized associate's degrees and non-degree diplomas in ultrasonography, non-invasive cardiovascular technology, surgical technology and medical assisting	New York City, NY Carle Place, NY Elmsford, NY Iselin, NJ Philadelphia, PA Springfield, MA Cleveland, OH Landover, MD Ft. Lauderdale, FL Tampa, FL Jacksonville, FL Atlanta, GA Houston, TX Dallas, TX

Success Through Service

At Whitman, excellence in student service is a critical part of our overall strategy for success. It is ingrained in our schools and in the teachers, administrators and others who work here. With it, there exists a foundation to create a growing institution with enduring value; without it, sustained success is impossible. So we believe that, as we serve the needs of our students, we serve the interests of our shareholders.

Many Whitman students and graduates create value through service of a different kind. These dedicated individuals create it everyday, for themselves and for those they serve, as part of chosen careers that help or protect others in their communities. For some, service has always been a part of their lives. For others, it came upon them in unexpected and sometimes inexplicable ways. We cannot profile them all in these pages, but by profiling a few, we hope to express our thanks and appreciation to all.

Letter to Shareholders



Richard C. Pfenniger, Jr. Chief Executive Officer

In my letter to you last year, I expressed management's confidence that the strategy and execution of fiscal 2001 had positioned Whitman Education Group for success in fiscal 2002, and that the year ahead would mark a return to profitability and growth for our company.

A year later, our financial results have demonstrated that our confidence was well founded. Fiscal 2002 saw Whitman reach record levels of revenues, operating income and pre-tax profit as we moved from a net loss in fiscal 2001, to a net profit of $2.6 million in fiscal 2002.

While fiscal 2002 was a great year for us, no one will ever write a book about how we did it – unless the book extols the virtues of adhering to plan. The year lacked surprises or daring mid-course corrections, and we would not have had it any other way. We simply executed on a straightforward strategy that we had previously established for success: increase student enrollment through improved marketing, admissions and overall student service, while maintaining expense discipline to maximize the leverage inherent in our business. In fiscal 2002, we had confidence in this strategy, executed upon it with diligence and urgency, and saw very good results.

In this letter, I will review that strategy, our financial results and the various factors that influenced them. I will also share the basis for management's continued confidence that, just as sound execution of our plan returned us to profitability and growth in fiscal 2002, it will carry us to greater profits and continued growth in fiscal 2003 and beyond.

Record Financial Results

For Whitman, staying on plan led to record financial performance in fiscal 2002. Net revenue increased over 15% to $91.9 million, the highest in our history. A 6.6% increase in average student enrollment contributed to higher revenue, and confirmed that our strategy was working.

Of course, revenue growth means little if costs grow at a faster rate, hence our commitment to disciplined expense control. In absolute dollars, our expenses were somewhat higher in fiscal 2002 compared to 2001, but as a percent



Qualified to Lead

Luis Velez
Doctor of Management
Colorado Technical University

Settling into the office of Chief of Police, Luis Velez already has his diplomas displayed prominently above his desk. Above all the others is the Doctor of Management degree from Colorado Technical University.

"I would like that degree to be billboard size," says Velez, named Colorado Springs Chief of Police in May. "I used to think that people who have doctorates are brilliant. But for me, earning a doctorate was about being persistent."

Velez was a police commander when he enrolled at Colorado Tech in 1999, working more than full time, like many doctorate students. "There were times between work, my family and my education that I became really frustrated. But my wife, my fellow students and my professors just kept me focused on moving forward."

A high school dropout who went on to earn his GED and three advanced degrees, Velez is fulfilling a family commitment. His father and brother are career New York City policemen. His son Mark earned his badge in Colorado Springs in June.

And this is just the beginning. Velez has an organization of more than 900 employees to lead and a community of half a million residents to serve and protect.

"I've always felt I could make an impact as an individual. Now I know I can have a tremendous impact as a leader. It feels great."

"Lou Velez is leading people who are making life and death decisions every day. He is never going to be satisfied just being qualified. It's important to him to be the best qualified to lead."

Kevin Forbush
Professor of Management
Colorado Technical University
Colorado Springs Campus



of revenue they declined. With a significant educational infrastructure up and running and largely paid for, it simply costs less to provide each new student a quality product and top service.

To illustrate, instructional and educational support expenses increased 11.0% to $58.5 million in fiscal 2002. But as a percentage of revenue, these expenses decreased to 63.6% from 66.1% in the prior year. Selling and promotional expenses increased by only $0.1 million to $14.4 million, and as a percentage of revenue, they decreased to 15.7% from 18.0% in fiscal 2001. (Notably, our marketing function in 2002 was an area of strength and served as one of the central drivers of enrollment growth – all at virtually no increased cost compared to the prior year.) Lastly, general and administrative expenses, as a percent of revenue, remained unchanged for the last two years at just over 15% of revenues.

Income from operations in fiscal 2002 was a record $5.1 million, which was 778% higher than the $0.6 million reported in 2001. Supporting the assertion that our business has outstanding operating leverage, the operating profit on the incremental increase in 2002 revenues was over 36%.

Net income for fiscal 2002 was $2.6 million, or $0.18 per diluted share, compared to the prior year's net loss of $1.4 million, or $0.11 per diluted share. (Our fiscal 2002 net income would also have been a record for us, except that we had an unusually low tax provision in fiscal 1999 due to prior losses.) Part of the $4.0 million improvement in our bottom line was due to one-time charges in fiscal 2001; without these charges, the net loss for fiscal 2001 would have been just $0.1 million, or $0.01 per diluted share.

Our business is now generating cash and, from a financial standpoint, Whitman is much stronger today than ever before. Cash flow from operations in fiscal 2002 increased 428% to $13.3 million. Days of sales for accounts receivable net of deferred revenue were reduced to eight days from 19 days last year. As of our fiscal year end, our cash position had increased 138% to $14 million, and we had reduced our long-term debt by $3.0 million or 22%.

A Growing Industry

To evaluate our potential, our strategy must be considered against the backdrop of our industry – the for-profit sector of the postsecondary education market. While a great plan in a shrinking industry is a long shot, a great plan in a large and growing industry deserves attention. And our industry is indeed large, and the growth trends are broad-based and compelling. Demographics, economics and societal and other factors all suggest an ongoing industry growth rate that can readily support the success of for-profit participants that execute well upon sound strategies.

The U.S. postsecondary education market exceeds $250 billion annually and is growing. Among the growth drivers is the high premium placed on skilled labor. About 85% of today's jobs are skilled or professional positions, compared to 40% in 1950. Skilled workers are generally paid more, and the compensation gap between skilled and unskilled workers is widening. In 1980, a male with a college education was paid 45% more than one with a high school diploma; today, that premium has increased to over 65%. More frequently than ever, adults are seeking to bridge that gap and break into premium wages. Today, adults over 24 represent 43% of all postsecondary enrollments, compared to 28% 30 years ago. Add to this the fact that the children of the Baby Boom generation are now entering their twenties, and you have no shortage of potential students seeking to better their lot through higher education.

If there was any doubt that for-profit institutions had a growing place in this industry, consider that the enrollment growth rate in 2001 among the leading for-profit



A Guiding Light

Edwin Rosa
Medical Assistant Program
Ultrasound Diagnostic School

Every day, graduates and students of Whitman Education Group schools, colleges and universities are called to serve their fellow human beings. Yet security guard Edwin Rosa's story serves as a beacon to all.

For Rosa the call to serve came on a Tuesday that began like any other. Upon returning to his post after his regular 10-minute morning break, he heard a tremendous crash from above. Within seconds, panicked people were running in all directions. Outside he saw cars aflame, fueled by a blizzard of white papers and what appeared to be burning chunks of building.

Edwin Rosa sprung into action in Tower 2 of New York's World Trade Center, helping people to escape the tragedy.

By the time Rosa left the rubble of the towers that day, he had tied a tourniquet on a woman's nearly severed arm. And he led at least 11 injured strangers through the darkness of the World Trade Center mall, his lighter guiding the way.

When there was nothing more he could do where twin towers once stood, Rosa walked and walked, covered in dust, blood and shards of glass, to the New York City Ultrasound Diagnostic School campus, where his fiancée, Marie Chevres, a UDS employee, and other members of the faculty and staff waited for news of Rosa's fate and that of thousands of other New Yorkers.

"I knew I was really still alive when Marie came out and I saw that glow in her face," says Rosa, 43. "We hugged and kissed and I felt much better."

Rosa now attends UDS and plans to graduate as a Medical Assistant.

"I don't consider myself a hero," says Rosa. "The Lord gave me another chance, and I want to make the best use of it I can, helping others."

"Edwin decided to become a Medical Assistant student at UDS in New York City after his experiences on 9/11. We are extremely proud and honored to have him join our student body. He is a true American hero."

David Royka
Executive Director
Ultrasound Diagnostic School
New York City Campus



institutions was estimated to be about 10 times the growth rate of the total market (19% vs. 2%). And although the market is still largely fragmented, the scale that some for-profit organizations have achieved is remarkable. In 2001, five of the 20 largest universities in the country (ranked by number of degree enrollments), including the first and third largest, were for-profit institutions.

Of course, the demand for some careers is growing faster than others, and it makes sense to target those with the greatest potential. Of the ten fastest growing careers identified by the U.S. Department of Labor, six are careers directly addressed by specific Whitman programs. All but one fall under the general umbrella of our focus on healthcare, information technology and business, which makes it relatively easy to expand our curriculum at existing facilities to address those opportunities.

Tactics Behind the Results

At the broadest level, our operational improvement in fiscal 2002 reflects our concerted efforts over a period of years to develop and refine a sound growth strategy, to execute effectively upon that strategy, and to serve our students well as we offer them the best value in quality education.

More specifically, our strategy and focus entering fiscal 2002 was to build student enrollment through improved marketing and admissions performance and enhanced student service, while maintaining a strong expense discipline in order to realize the operating leverage inherent in our business. We had built an impressive educational infrastructure, and it was time to get more people in the door.

To do this, we refined our marketing approach to focus more on lead quality than lead quantity. One viable student lead is much more valuable than many fleeting ones. Accordingly, we adjusted our marketing programs through refined analysis and ongoing market research. We now have greater confidence that our marketing efforts are reaching more prospects who are likely to seriously consider our institutions.

We also improved admissions performance. Admissions representatives play a critical role in explaining the value of a Whitman education to a prospect. They ultimately can translate a lead into a student. A prospect will remain just that – a prospect – if the ball is dropped on initial contact. Accordingly, we stepped up and enhanced the training and resources available to these key personnel to make them more effective, productive, and service-oriented.

Together, these efforts were successful. During fiscal 2002, our lead conversion rate (the rate at which leads are converted into enrolled students) increased 20%. This improvement, in turn, drove new student starts, which were 9% higher in fiscal 2002 compared to the prior year. And as of March 31, 2002, total enrollment had increased to 9,224 – 11% higher than one year ago, and by far the highest in our history. As I alluded to earlier, this student population growth came with only a nominal increase in sales and marketing expenses; we largely redirected our dollars and used them more effectively, which contributed to our bottom line improvement.

Of course, marketing and admissions are only as good as the underlying product. New programs in tune with professional and economic trends are also important drivers of enrollment. New academic programs, implemented over the past two years, were favorably received and contributed to our enrollment growth in fiscal 2002. These include three new information technology programs at Sanford-Brown, new information science programs at Colorado Tech, and a health administration program focused on medical billing and coding, offered at



The Quaker Girls

Lorie Veale
Williamina Cox
Janice Halcomb
Jamie Healey
(left to right)
Radiological Technologists
Sanford-Brown College

The day that the Quaker Oats factory in St. Joseph, Mo., closed its doors, four employees began making other doors open. The four -- Janice Halcomb, Lorie Veale, Jamie Healey and Williamina Cox – would enter Sanford-Brown College in North Kansas City, Missouri to become Radiological Technologists.

From feeding the world at Quaker Oats to providing accurate diagnostics for patients, the four "Quaker girls," as they are lovingly known at Sanford-Brown, still share a common goal: caring for others.

"I like to treat people the way I would want to be treated if I weren't feeling well," says Halcomb. "I want to take good pictures so the doctor can see what is needed to help this person."

Halcomb also is empowered to support her young daughter and provide assistance to relatives in town. "I have a lot of responsibilities, so I need a career I can keep building, not a just a job."

Helping "the Quaker girls" and all students meet their goals is second nature to the faculty at Sanford-Brown.

"Sanford-Brown teachers always took the extra time to explain things, to help us succeed," Halcomb says. "They put forth the extra effort, and their example helps me to go the extra mile for patients."

"This group of graduates will be missed on campus because of their vitality and the way they work together. This is one of the best classes we've ever had, and a big part of that was our 'Quaker girls'."

Eldonna Davis
Director of Career Services
Sanford-Brown College
North Kansas City Campus



both the Ultrasound Diagnostic Schools (UDS) and Sanford-Brown. As you will see, new programs planned for fiscal 2003 should similarly help growth going forward.

Diversity of Curriculum

Not all of our schools saw higher enrollment in fiscal 2002. Our Associate Degree Division, comprised of UDS and Sanford-Brown College, together saw a 9.8% increase in average student enrollment. Growth at our University Degree Division, however, which has a heavy emphasis on information technology (IT) training programs, was largely constrained in the aftermath of the downturn in the nation's technology sector. This downturn softened demand for technology training programs, impacting virtually all IT educators across the country, including Whitman.

Somewhat ironically, the weakness in our IT business in fiscal 2002 illustrated one of our strengths – diversity of curriculum. Not all industries and professions can be expected to charge ahead or even hold their ground every year. That is one reason why we maintain a broad base of courses covering relatively diverse areas. In our case, our Associate Degree Division, which has a greater concentration in healthcare and business programs, carried the day and saw its best year ever. Notwithstanding the weakness in IT, as noted earlier, in fiscal 2002 we posted a very respectable 6.6% increase in average enrollment across all our schools, and we stand well positioned as a company to incrementally benefit when demand for IT training resumes.

Leadership

Any strategy, no matter how sound, is only as good as those who execute upon it. Over the past two years, we have assembled a team of highly experienced professionals in leadership positions across all three of our institutions. Together, they bring over 75 years experience in proprietary postsecondary education. They have proven more than capable of effectively executing our strategy, and their experience will continue to help us fine-tune and adapt that strategy to new opportunities or challenges.

James Howard joined us as President of Sanford-Brown, David Ruggieri serves as President of UDS, and Colorado Tech is now led by David O'Donnell. Beyond extensive proprietary postsecondary education management experience, each of these executives possesses a keen commitment to delivering outstanding student service. This student focus is a mission-critical virtue that we diligently strive to ingrain into our operating culture. These executives join and complement a fine existing team of managers and other personnel, whose collective commitment to student success will, in turn, drive Whitman's success.

A Measure of Preparedness

One measure (albeit an indirect one) of how well we are preparing students for success is the Department of Education's cohort default rate (CDR). The CDR assesses the number of students with a loan entering repayment in a given year who default on the loan by the end of the following year. Preliminary data for 2000, released this year, indicates that we have now reduced our CDR every year for three years running. Our weighted average CDR score of 6.4% is considerably lower than the 9.3% national average posted by for-profit higher education institutions (based on 1999 data, the most recent year for which national data is available).

Of course, as educators, we strive to bring our CDR to zero, but practical considerations suggest that day will never come. As a relative measure, however, we are pleased by our favorable performance within our peer group. We believe our low rate is a reflection on the qual-



The Best Defense

Steve DeLory
Master of Science in Management Program
Colorado Technical University

The challenges that Colorado Technical University's Project Management students face are important: helping their companies to leverage innovations, solve problems and maintain competitive advantages.

Leave it to Master's student Steve DeLory to raise the bar a few notches. His concentration in project management means DeLory, a major in the Canadian Forces, helps to safeguard North America from missile attack. It's all in a day's work of "wargaming" for DeLory, an exchange officer with the U.S.-Canadian Joint National Integration Center at Schriever Air Force Base in Colorado Springs, Colorado.

"The goal of what I'm involved with is to support missile defense decision makers," DeLory says. "Our wargames help us to develop command and control structures needed if missile defenses are actually deployed."

DeLory could earn his Master's entirely in Colorado Tech's "ground-based" classes at Schriever. But for this busy husband and father, Colorado Tech's online classes are a great way to do much of his coursework when and where he wants.

"I do travel some in my work, so I can just log on and do my coursework while on the road," says DeLory. Like motivated students all over the world, DeLory feels compelled to do as much of his coursework as possible through Colorado Tech Online. "I have to force myself to log off. It's not hard to be committed because this is exactly what I want."

"Major Steve DeLory is exactly the kind of student for whom Colorado Tech was designed. He has the courage of his convictions, backed up by experience. He is exactly the kind of leader today's organizations desperately need."

Don Schley, Ph.D.
Professor of Management
Colorado Technical University
Colorado Tech Online



ity of our programs and on the capability and sense of responsibility shown by those with a Whitman education.

Sustaining Growth

Our focus in the current fiscal year is on refining our execution as we seek to further expand enrollment across all our schools. We believe that the enrollment growth manifested in fiscal 2002 only hints at what is possible, and we are committed to taking it to the next level.

As they did in fiscal 2002, new programs are expected to play a significant role in enrollment growth in fiscal 2003. In this regard, we plan to add a surgical technology program at four UDS campuses. We will model these programs on the successful existing program underway at our Iselin, New Jersey UDS campus. At Sanford-Brown, we intend to introduce a Bachelor of Science degree program in Business Administration. This will mark the first Bachelor degree offered by a Whitman school other than Colorado Tech. The program will strive to meet the needs of working adults, and will be directed to increasing evening student population.

Beyond new programs, we plan to expand the physical capacity of as many as nine Whitman campuses that either have reached or are nearing full capacity. When complete, we estimate that the total square footage of Whitman properties will exceed 450,000 square feet, and that enrollment in popular existing courses and many of our new programs will benefit.

Also during fiscal 2003, we will begin preparing for the addition of new campuses. Our current plan calls for the opening of a new UDS facility during the first half of fiscal 2004. We intend to target a large geographic market where we have already demonstrated success and have an established marketing presence. We plan to leverage those marketing efforts by opening a new campus in the general area. Proximity is critical to this plan. The new site must be distant enough from our current facility so as not to cannibalize our existing business, but near enough to be within the same marketing reach. In this way, with the same marketing dollar, we hope to draw new students to a new Whitman facility that is convenient for them. We believe each of our institutions have very well defined and replicable business models that will foster this type of internal growth.

Colorado Tech Online

Complementing our new programs and our expanded and other new facilities are new programs that require no student facilities at all. Education via the Internet, or e-learning, is growing rapidly. It is estimated that the number of degree-seeking students taking online courses will exceed two million persons in two years, and that the online market will grow to $7 billion in about that time frame. We are positioned to participate in that growth though Colorado Tech Online (http://online.coloradotech.edu).

Since its launch about two years ago, we have offered approximately 120 online classes, total student registrations have exceeded 1,200, and over 30 graduate level courses have been optimized for online delivery. To date, these classes have been offered to students seeking individual courses or professional certificates. The classes have been well received, and enrollment is growing.

Admittedly, our online program is in the early stages, but its potential is undeniable and near. We are currently in the process of seeking authority from Colorado Tech's accrediting body to offer full online degrees, which we hope will be granted during the current fiscal year. Once authorized, we plan to invest marketing dollars that will help build a larger online student population. In fiscal 2003 and 2004, we could see Colorado Tech Online begin to transition from an interesting ancillary program to one of our meaningful growth contributors. And in the longer term, we may see our online education programs rival or exceed growth from our more traditional programs.



To the Next Level

Shelley Ray Ausler
Registered Nurse
Sanford-Brown College

Shelley Ray Ausler decided to become a nurse when she was five, and she's been pushing herself to do her best ever since.

Enrolling in the Practical Nursing program at Sanford-Brown College in 1993 simply wasn't enough for Ausler; she enlisted in the U.S. Army Reserves for the next eight years to earn her education. Completing her LPN wasn't enough, either. She then sought out the toughest nursing job possible, at a Kansas City-area trauma center.

"It was the best experience in the world because I got to see so much," Ausler says. "A gunshot wound and a stabbing all in the same hour. That's the kind of experience I needed to do my best."

To prepare to become a Registered Nurse, Ausler returned to Sanford-Brown and earned an Associate of Applied Science Degree in Nursing. Now, as Director of Nursing at a long-term care center in Kansas City, Ausler is putting it all together to constantly upgrade patient care. She invites her fellow Sanford-Brown graduates to play a part.

"The education at Sanford-Brown is wonderful," says Ausler, whose life is even more fulfilling as a new wife and mother. "I'm ready to take my fellow graduates to the next level in their career life. The ultimate goal is excellent patient care, and I'm excited to show others how we achieve that."

"Shelley was a class leader, and as a graduate, she has a perspective on the transition from LPN to RN that is dynamic and motivational to others."



Ed Beauchamp
Executive Director
Sanford-Brown College
North Kansas City Campus

The Future

Our enthusiasm for our results in fiscal 2002 is tempered only by the fact that it took us longer than we expected to get here. Now that we are here, it is both exciting and humbling – exciting in that the groundwork for future success has been laid, humbling in that we know our long-time shareholders have waited some time for our strategy to begin to pay off. To that point, we sincerely appreciate your patience and support as we worked our way to profits, and we remain committed to sustaining and enhancing that profitability in the years to come.

Fiscal 2002 was indeed a watershed year for Whitman Education Group, and it happened by design, not surprise. As noted at the outset of this letter, fiscal 2002 may have lacked the twists and turns that would make a best-seller, but it stands as a great first chapter in what we expect will be a very rewarding investment. The year validated our operating strategy and marked a turning point toward what we expect will be a period of sustained and growing profitability. It also gave us high confidence that fiscal 2003 will unfold to become our next large step towards the growth and prosperity that is possible in our dynamic and growing industry.

Sincerely,



Richard C. Pfenniger, Jr.
Chief Executive Officer

Financial Information

Contents

Selected Financial Data 14

Management's Discussion and Analysis 15

Report of Independent Certified Public Accountants 23

Consolidated Balance Sheets 24

Consolidated Statements of Operations 25

Consolidated Statements of Changes in Stockholders' Equity 26

Consolidated Statements of Cash Flows 27

Notes to Consolidated Financial Statements 29

Selected Financial Data

Year Ended March 31,	2002	2001	2000	1999	1998
(In thousands, except per share data) (1)					
Operating Data					
Net revenues	$ 91,927	$ 79,629	$ 77,611	$ 73,977	$ 60,306
Income (loss) from operations	5,060	576	(26)	4,195	784
Net income (loss)	2,602	(1,422)	(502)	3,042	143
Diluted net income (loss) per share(2)	0.18	(0.11)	(0.04)	0.22	0.01
Dividends	None	None	None	None	None
Balance Sheet Data					
Total assets	$ 67,109	$ 62,867	$ 62,526	$ 62,580	$ 53,821
Long-term debt and capitalized lease obligations, less current portion	7,473	11,128	11,119	12,022	14,350
Stockholders' equity	23,727	20,544	21,285	21,625	17,833

(1) Figures reflect the acquisition of Huron University on December 30, 1996, which was accounted for as a purchase, the sale of Huron University in August 1999 and the disposition of our minority interest in Huron University in April 2001.

(2) We calculate historical diluted net income (loss) per share using the weighted average number of shares of common stock and common stock equivalents outstanding during the period. We calculate our projected diluted net income (loss) per share for periods not yet completed using the treasury stock method. Under the treasury stock method we assume that all outstanding "in the money" stock options and other common stock equivalents are exercised at the beginning of the financial period. As a result, fluctuations in the market price of our common stock could result in variances between our projected and our actual diluted net income (loss) per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Whitman and the notes thereto appearing elsewhere in this report and in conjunction with "Forward-Looking Statements; Business Risks" appearing at the end of this discussion in that certain statements made herein are qualified by the risk factors set forth in that section.

General

Through three wholly-owned subsidiaries, we currently operate 22 schools in 13 states offering a range of graduate, undergraduate and non-degree certificate or diploma programs primarily in the fields of healthcare, information technology and business to more than 8,000 students. We are organized into a University Degree Division and an Associate Degree Division. The University Degree Division offers primarily doctorate, master and bachelor degrees through Colorado Technical University, Inc. ("Colorado Tech"). The Associate Degree Division offers associate degrees and diplomas or certificates through Sanford-Brown College, Inc.("Sanford-Brown") and Ultrasound Technical Services, Inc. ("UDS").

Revenues consist primarily of tuition and fees paid by students. The majority of our students rely on funds received from Title IV Programs to pay for a substantial portion of their tuition. Accordingly, a majority of our revenues are indirectly derived from Title IV Programs.

Instructional and educational support expenses consist primarily of costs related to the educational activity of our schools. Instructional and educational support expenses include salaries and benefits of faculty, academic administrators and student support personnel. Instructional and educational support expenses also include occupancy costs, costs of books sold, and depreciation and amortization of equipment costs and leasehold improvements.

Selling and promotional expenses consist primarily of advertising costs, production costs of marketing materials, and salaries and benefits of personnel engaged in student recruitment, admissions, and promotional functions.

General and administrative expenses consist primarily of administrative salaries and benefits, occupancy costs, depreciation, bad debt, amortization of intangibles, and other related costs for departments that do not provide direct services to students. Effective April 1, 2001, in compliance with SFAS 142, goodwill is no longer subject to amortization but rather reviewed for impairment on a periodic basis.

Results of Operations

The following table sets forth the percentage relationship of certain statement of operations data to net revenues for the periods indicated:

Year Ended March 31,	2002	2001	2000
Net revenues	100.0%	100.0%	100.0%
Costs and expenses:			
Instructional and educational support	63.6	66.1	66.4
Selling and promotional	15.7	18.0	15.9
General and administrative	15.2	15.2	15.7
Legal settlement	-	-	2.0
Total costs and expenses	94.5	99.3	100.0
Income from operations	5.5	0.7	-
Other (income) and expenses:			
Interest expense	1.0	1.4	1.5
Interest income	(0.4)	(0.4)	(0.4)
Loss on Huron investment	-	1.5	-
Income (loss) before income tax provision (benefit) and cumulative effect of change in accounting principle	4.9	(1.8)	(1.1)
Income tax provision (benefit)	2.1	(0.7)	(0.4)
Income (loss) before cumulative effect of change in accounting principle	2.8	(1.1)	(0.7)
Cumulative effect of change in accounting principle, net of tax	-	(0.7)	-
Net income (loss)	2.8 %	(1.8)%	(0.7)%

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Net revenues increased by $12.3 million or 15.4% to $91.9 million for the year ended March 31, 2002 from $79.6 million for the year ended March 31, 2001. This increase was primarily due to a 6.6% increase in average student enrollment and an increase in tuition rates.

The Associate Degree Division experienced a 9.8% increase in average student enrollment and the University Degree Division experienced a 0.1% increase in average student enrollment. The increase in student enrollment in the Associate Degree Division was primarily due to increased enrollment in the medical assisting program and the health information specialist program offered by UDS and the information technology and allied health programs offered at Sanford-Brown. The increase in student enrollment in the Associate Degree Division was due to our improved marketing and admissions efforts which permitted us to increase the rate at which we converted leads to new student starts.

Instructional and educational support expenses increased by $5.8 million, or 11.0%, to $58.5 million for the year ended March 31, 2002 from $52.7 million for the year ended March 31, 2001. As a percentage of net revenues, instructional and educational support expenses decreased to 63.6% for the year ended March 31, 2002 as compared to 66.1% for the year ended March 31, 2001. The increase in instructional and educational support expenses was primarily due to an increase in payroll expenses and related benefits for faculty, academic administrators and student support personnel to support the increase in enrollment. The decrease in instructional and educational support expenses as a percentage of net revenues was due to our ability to better leverage our instructional and educational support expenses to support an increased revenue base.

Selling and promotional expenses increased by $0.1 million, or 0.8%, to $14.4 million for the year ended March 31, 2002 from $14.3 million for the year ended March 31, 2001. As a percentage of net revenues, selling and promotional expenses decreased to 15.7% for the year ended March 31, 2002 as compared to 18.0% for the year ended March 31, 2001. The decrease in selling and promotional expenses as a percentage of net revenues was due to our ability to maintain such expenses relatively unchanged while supporting a growth in revenues.

General and administrative expenses increased by $1.9 million, or 15.8%, to $14.0 million for the year ended March 31, 2002 from $12.1 million for the year ended March 31, 2001. As a percentage of net revenues, general and administrative expenses remained consistent at 15.2% for the years ended March 31, 2002 and 2001. The increase in general and administrative expenses was primarily due to an increase in administrative payroll expenses and related benefits and an increase in bad debt expense. As a percentage of net revenues, bad debt expense increased to 5.1% for the year ended March 31, 2002 from 5.0% for the year ended March 31, 2001. The increase in bad debt expense was primarily due to the negative impact of the October 2000 required adoption of the Department of Education's new methodology for calculating the amount of previously disbursed federal student financial aid that we must return to the federal government with respect to students who have since withdrawn from our schools. This new regulation increases the student's obligation to the school from which they have withdrawn and decreases the amount of student federal financial aid received by the school on behalf of the student who withdrew.

We reported income from operations of $5.1 million and $0.6 million for the years ended March 31, 2002 and 2001, respectively. This increase in profitability was primarily due to an increase in income from operations of $6.9 million in the Associate Degree Division which was partially offset by a decrease in income from operations in the University Degree Division of $2.0 million.

We reported net income of $2.6 million for the year ended March 31, 2002 and a net loss of $1.4 million for the year ended March 31, 2001. The increase in net income was primarily due to an increase in profitability in the Associate Degree Division, losses sustained in the prior year relating to the sale of our minority ownership of Huron University, which resulted in a loss after taxes of $0.7 million, and the implementation of SEC Staff Accounting Bulletin No. 101 effective April 1, 2000, which resulted in a one-time charge after taxes of $0.6 million.

Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

Net revenues increased by $2.0 million, or 2.6%, to $79.6 million for the year ended March 31, 2001 from $77.6 million for the year ended March 31, 2000. Excluding Huron University, which was sold in August 1999, net revenues increased by $3.5 million, or 4.5%, to $79.6 million for the year ended March 31, 2001 from $76.2 million for the year ended March 31, 2000. This increase was primarily due to a 2.3% increase in average student enrollment and an increase in tuition rates.

Excluding Huron University, the University Degree Division experienced a 7.2% increase in average student enrollment. Average student enrollment in the Associate Degree Division remained relatively unchanged. The increase in student enrollment in the University Degree Division was primarily due to increased enrollment at Colorado Tech's Sioux Falls campus and in Colorado Tech's information technology programs.

Instructional and educational support expenses increased by $1.1 million, or 2.1%, to $52.7 million for the year ended March 31, 2001 from $51.6 million for the year ended March 31, 2000. As a percentage of net revenues, instructional and educational support expenses decreased to 66.1% for the year ended March 31, 2001 as compared to 66.4% for the year ended March 31, 2000. Excluding Huron University, instructional and educational support expenses increased by $3.3 million, or 6.6%, to $52.7 million for the year ended March 31, 2001 from $49.4 million for the year ended March 31, 2000. Excluding Huron University, as a percentage of net revenues, instructional and educational support expenses increased to 66.1% for the year ended March 31, 2001 as compared to 64.8% for the year ended March 31, 2000. This increase in instructional and educational support expenses was primarily due to an increase of $2.2 million in the University Degree Division and $1.0 million in the Associate Degree Division. The increase in instructional and educational support expenses in the University Degree Division was primarily due to increases in payroll and related benefits for faculty and student support personnel to support the increase in enrollments and an increase in expenses related to the start up of Colorado Tech's online program. The increase in instructional and educational support expenses in the Associate Degree Division was primarily due to an increase in payroll and related benefits for faculty, academic administrators and student support personnel at UDS to support an increase in enrollment.

Selling and promotional expenses increased by $2.0 million, or 16.2%, to $14.3 million for the year ended March 31, 2001 from $12.3 million for the year ended March 31, 2000. As a percentage of net revenues, selling and promotional expenses increased to 18.0% for the year ended March 31, 2001 as compared to 15.9% for the year ended March 31, 2000. Excluding Huron University, selling and promotional expenses increased by $2.3 million, or 18.9%, to $14.3 million for the year ended March 31, 2001 from $12.0 million for the year ended March 31, 2000. Excluding Huron University, as a percentage of net revenues, selling and promotional expenses increased to 18.0% for the year ended March 31, 2001 as compared to 15.8% for the year ended March 31, 2000. This increase in selling and promotional expenses was primarily due to an increase in advertising expenses in the Associate Degree Division resulting from our marketing efforts directed at increasing enrollment.

General and administrative expenses decreased by $0.1 million, or 1.1%, to $12.1 million for the year ended March 31, 2001 from $12.2 million for the year ended March 31, 2000. As a percentage of net revenues, general and administrative expenses decreased to 15.2% for the year ended March 31, 2001 as compared to 15.7% for the year ended March 31, 2000. Excluding Huron University, general and administrative expenses decreased by $0.1 million, or 0.9%, to $12.1 million for the year ended March 31, 2001 from $12.2 million for the year ended March 31, 2000. Excluding Huron University, as a percentage of net revenues, general and administrative expenses decreased to 15.2% for the year ended March 31, 2001 as compared to 16.0% for the year ended March 31, 2000. The decrease in general and administrative expenses was primarily due to a reduction in administrative payroll expenses and consulting fees in the University Degree Division. The decrease in these expenses was partially offset by an increase in bad debt expense. As a percentage of net revenues, bad debt expense increased to 5.0% for the year ended March 31, 2001 from 4.4% for the year ended March 31, 2000. Bad debt expense was negatively impacted by the October 2000 required adoption of the Department of Education's new methodology for calculating the amount of previously disbursed federal student financial aid that we must return to the federal government with respect to students who have since withdrawn from our schools. This new regulation results in an increase in the student's obligation to the school from which they have withdrawn that will not be paid by federal student financial aid funds.

We reported income from operations of $0.6 million for the year ended March 31, 2001 as compared to a loss from operations of $26,333 for the year ended March 31, 2000. Excluding Huron University, income from operations decreased by $0.4 million to $0.6 million for the year ended March 31, 2001 from $1.0 million for the year ended March 31, 2000. This decrease in profitability was primarily due to a decrease in income from operations of $0.5 million in the University Degree Division due to an increase in expenses related to the start up of Colorado Tech's online program.

On April 26, 2001, Huron University was sold to a not-for-profit college by the investor group that acquired it from us. Colorado Tech recorded a one-time non-recurring non-cash charge of approximately $1.2 million or $0.05 per diluted share in the fiscal quarter ended March 31, 2001 relating to the sale of its minority ownership of Huron University. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Divestiture of Huron University."

We reported net losses of $1.4 million and $0.5 million for the years ended March 31, 2001 and 2000, respectively. The increase in net loss was primarily due to the loss of $0.7 million, after taxes realized in fiscal 2001 in connection with the sale of our minority ownership of Huron University and the implementation of SEC Staff Accounting Bulletin No. 101 effective April 1, 2000, which resulted in a one-time charge after taxes of $0.6 million. These losses were partially offset by operating losses of $1.0 million sustained at Huron University in fiscal 2000 prior to the divestiture of this campus in August 1999.

Divestiture of Huron University

In 1999, we sold the Huron, South Dakota, campus of Huron University to a group of investors, including members of the campus management team. In connection with the transaction, we contributed the operating assets of the school, certain of its liabilities and $550,000 in cash to the purchaser and agreed to guarantee a portion of the assumed liabilities. We also retained a minority interest in the school. We extended a loan of $500,000 to the campus President to assist him in funding the transaction.

The terms of the transaction were established through an arm's length negotiation, and we recorded no gain or loss. We recorded our minority investment in the school at a cost of approximately $1.2 million, which then approximated fair value. We recorded the investment under the cost method due to our inability to exercise significant influence over the operating and financial policies of the purchaser.

On April 26, 2001, the investor group sold the school to a not-for-profit college. This transaction released us from any further obligations associated with the school, including our guarantee. We did not receive any proceeds from this transaction, and recorded a one-time non-recurring non-cash charge of approximately $1.2 million in the fiscal quarter ended March 31, 2001 relating to our minority ownership of the school.

Our loan of $500,000 to the former campus President remained outstanding after the sale. The loan is due in August 2005 with monthly interest payments at the prime rate which commenced in October 1999. The loan is secured by 80,000 shares of our common stock owned by the former campus President. The not-for-profit college that purchased the school has also agreed to guarantee this loan. In October 2001, the loan went into default by virtue of the failure of the required monthly interest payments to be made and we accelerated all amounts due under the loan. In May 2002, we received a default judgment against the not-for-profit college that guaranteed the loan and are commencing collection efforts to enforce the judgment. We believe the collateral securing the loan is adequate and, therefore, have elected not to take action against the principal obligor of the loan at this time.

Seasonality

We experience seasonality in our quarterly results of operations as a result of changes in the level of student enrollment. New enrollment in our schools tends to be higher in the third and fourth fiscal quarters because these quarters cover periods traditionally associated with the beginning of school semesters. Costs are generally not significantly affected by the seasonal factors on a quarterly basis. Accordingly, quarterly variations in net revenues will result in fluctuations in income from operations on a quarterly basis.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2002, 2001 and 2000 were $14.0 million, $5.9 million and $6.1 million, respectively. Our working capital totaled $9.9 million at March 31, 2002, $9.3 million at March 31, 2001 and $8.8 million at March 31, 2000.

Net cash of $13.3 million was provided by operating activities in fiscal 2002, an increase of $10.8 million from fiscal 2001 and $6.7 million from fiscal 2000. The increase in cash provided by operating activities of $10.8 million in fiscal 2002 from fiscal 2001 was primarily due to an increase in net profits of $4.0 million, a net increase in accounts payable and accrued expenses of $4.3 million and a decrease in deferred income taxes of $2.4 million. The increase in cash provided by operating activities of $6.7 million in fiscal 2002 from fiscal 2000 was primarily due to an increase in net profits of $3.1 million, a decrease in accounts receivable of $1.1 million and a decrease in deferred income taxes of $1.7 million.

Net cash of $1.4 million was used for investing activities in fiscal 2002, a decrease of $0.6 million from fiscal 2001 and $1.0 million from fiscal 2000. The decrease in fiscal 2002 from 2001 was primarily due to a decrease in cash used for capital expenditures. The decrease in fiscal 2002 from fiscal 2000 was primarily due to our investment of $1.2 million in Huron University in fiscal 2000.

We estimate that the capital expenditures expected to be incurred during fiscal 2003 will approximate $3.4 million.

These anticipated capital expenditures primarily relate to the costs associated with the acquisition and upgrade of equipment for the schools and the relocation and upgrade of campus facilities. Funds required to finance such capital expenditures are expected to be obtained from funds generated from operations.

Net cash of $3.8 million was used in financing activities in fiscal 2002, an increase in cash used of $3.1 million from fiscal 2001 and $1.3 million from fiscal 2000. The increase in cash used in financing activities in fiscal 2002 from fiscal 2001 and fiscal 2000 was due to an increase in net payments on long-term debt and capital lease obligations.

In March 2001, our $8.5 million credit facility was restructured into a $2.0 million line of credit and a $6.5 million capital expenditure term note. In November 2001, we extended the expiration date on the $2.0 million line of credit to October 31, 2002. We intend to further extend the expiration date on our line of credit prior to October 31, 2002 or, in the alternative, to seek a replacement credit facility. At March 31, 2002, we had no outstanding balance under this facility and letters of credit outstanding of $0.5 million which reduced the amount available for borrowing. The $6.5 million term note is payable in seven monthly installments of interest only commencing on April 21, 2001 and thereafter in 52 monthly installments of principal and interest with a balloon payment due in April 2006. The amounts borrowed under this facility were used for capital expenditures in prior years.

Our primary source of operating liquidity is the cash received from payments of tuition and fees. Most students attending our schools receive some form of financial aid under Title IV Programs, and a majority of our revenue is derived from Title IV Programs. UDS, Sanford-Brown and Colorado Tech receive approximately 75%, 77% and 29% of their funding, respectively, from the Title IV Programs. Disbursements under each program are subject to disallowance and repayment by the schools.

We believe that given our working capital, our cash flow from operations and our line of credit, we will have adequate resources to meet our anticipated operating requirements for the foreseeable future.

Numerous risks and uncertainties could affect our short-term and long-term liquidity. See "Forward-Looking Statements; Business Risks" for discussion of material factors that could affect our liquidity.

Contractual Obligations and Other Commercial Commitments

The following summarizes our contractual obligations at March 31, 2002, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

		Payments Due by Period			
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Note Payable	$ 5,958	$ 1,300	$ 2,600	$ 2,058	$ -
Capital Lease Obligations	4,597	1,782	2,227	588	-
Operating Leases	30,995	5,802	9,963	7,607	7,623
	$ 41,550	$ 8,884	$14,790	$10,253	$ 7,623

We have a contractual commitment related to a $2.0 million line of credit which expires on October 31, 2002. We intend to further extend the expiration date on our line of credit prior to October 31, 2002 or, in the alternative, to seek a replacement line of credit. At March 31, 2002, we had no outstanding balance under this facility and letters of credit outstanding of $0.5 million, which reduced the amount available for borrowing.

Transactions with Former Management

We purchase certain textbooks and materials for resale to our students from an entity that is 40% owned by Randy S. Proto, our former Chief Operating Officer and President. In the fiscal years ended March 31, 2002, 2001 and 2000, we purchased approximately $147,900, $97,500 and $148,800, respectively, in textbooks and materials from that entity.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, intangible assets, accrued liabilities, income and other tax accruals, revenue recognition and contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments by management and uncertainties, and that could potentially result in materially different results under different assumptions and conditions. Although historically, actual results have not significantly deviated from those determined using management's estimates, as discussed below, our financial position or results of operations could be materially different if we were to report under different conditions or when using different assumptions in the application of such policies. We believe the following accounting policies are the most critical to us, in that they are the primary areas where financial information is subject to the use of management's estimates, assumptions and the application of management's judgment in the preparation of our consolidated financial statements. The critical accounting policies discussed herein are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions. Our significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements included in this report.

Revenues, Accounts Receivable and Deferred Tuition Revenue

Revenues consist primarily of tuition and fees paid by students. Approximately 65% of our net revenues collected during the fiscal year ended March 31, 2002 were received from students who received funds from Title IV Programs to pay for their tuition.

We charge our students for the full contract amount at the beginning of the course, the academic year, or the academic term, as applicable, resulting in the recording of an account receivable and a corresponding deferred tuition revenue liability. The deferred tuition revenue liability is reduced and recognized into income over the term of the relevant period being attended by the student. If a student withdraws from a course or program, the unearned portion of the program that the student has paid for is refunded generally on a pro rata basis.

We continuously monitor collections and payments from our students and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our students to make required payments. We determine the adequacy of this allowance by regularly reviewing the accounts receivable aging and applying various expected loss percentages to certain student account receivable categories based on historical bad debt experience. We charge-off accounts receivable balances deemed to be uncollectible usually after they have been sent to a collection agency and returned uncollected. While such losses have historically been within our expectations, there can be no assurance that we will continue to experience the same level of losses that we have in the past. Furthermore, because a significant percentage of our revenue is derived from the Title IV Programs, any legislative or regulatory action that significantly reduces Title IV Program funding or the ability of our schools or students to participate in the Title IV Programs could have a material adverse effect on the collectability of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts.

Goodwill

We have made acquisitions in the past that have resulted in the recognition of goodwill. Prior to April 1, 2001 we amortized the goodwill associated with these acquisitions using the straight-line method, principally over a forty-year period and evaluated the realizability of the goodwill periodically to determine if the carrying amount was recoverable from operating earnings on an undiscounted basis over their estimated useful lives.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the new rules, goodwill (and identifiable intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests or more frequently if impairment indicators arise. Other intangible assets will continue to be amortized over their estimated useful lives.

Effective April 1, 2001, we elected to early adopt SFAS 142. During September 2001, we completed our transitional impairment test of goodwill in accordance with SFAS 142. As a result of this test, it was determined that there was no impairment of goodwill.

In assessing the recoverability of our goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective asset. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for this asset not previously recorded which would adversely impact our operating results for the period in which we made the determination. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result. Therefore, impairment losses could be recorded in the future.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. We also recognize as deferred tax assets the future tax benefits from net operating and capital loss carryforwards. We evaluate the realizability of these deferred tax assets by assessing their valuation allowances and by adjusting the amount of such allowances, if necessary. Among the factors used to assess the likelihood of realization are our projections of future taxable income streams, the expected timing of the reversals of existing temporary differences, and the impact of tax planning strategies that could be implemented to avoid the potential loss of future tax benefits. However, changes in tax codes, statutory tax rates or future taxable income levels could materially impact our valuation of tax accruals and assets and could cause our provision for income taxes to vary significantly from period to period.

At March 31, 2002, we had deferred tax assets in excess of deferred tax liabilities of approximately $2.4 million. During the year, we determined that it is more likely than not that $2.3 million of those assets will be realized (although realization is not assured), resulting in a valuation allowance of $100,000 at March 31, 2002.

New Accounting Pronouncements

On December 3, 1999, the Securities Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," to provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 101 outlines basic criteria that must be met before we may recognize revenue, including persuasive evidence of the existence of an arrangement, the delivery of products or services, a fixed and determinable sales price, and reasonable assurance of collection. SAB 101 became effective beginning the first fiscal quarter of the first fiscal year beginning after December 15, 1999. Prior to the release of SAB 101, our revenue recognition policy was in compliance with accounting principles generally accepted in the United States of America. Effective April 1, 2000, we implemented SAB 101 and changed the method by which we recognize revenue for laboratory and registration fees charged to a student. In fiscal 2001, we began recognizing revenue for these fees ratably over the life of an education program. Previously, we recognized laboratory and registration fees as revenue at the beginning of our academic term or year, as applicable. We recorded the cumulative effect of the change in accounting of approximately $564,000, net of taxes, in the first quarter of fiscal 2001.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 141 and 142"), effective for fiscal years beginning after December 15, 2001. SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method and establishes specific criteria for the recognition of acquired intangible assets apart from goodwill. Under SFAS 142, goodwill is no longer subject to amortization over its useful life. Rather, goodwill will be subject to, at least, an annual assessment for impairment by applying a fair-value-based test. Other intangible assets will continue to be amortized over their useful lives. Whitman elected to adopt the provisions of SFAS 141 and 142 effective April 1, 2001. Application of the nonamortization provision of SFAS 142 resulted in an increase in net income of $162,000, net of taxes, for the year ended March 31, 2002. During September 2001, the Company completed its transitional impairment test of goodwill in accordance with SFAS 142. As a result of this test, it was determined that there was no impairment of goodwill.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" ("SFAS 121") and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions" ("APB 30") for the disposal of a segment of a business. However, SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. SFAS 144 also retains the requirement under APB 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We do not expect the adoption of SFAS 144 to have a significant impact on our financial position or results of operations.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of SFAS 145 did not have a material effect on our results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk associated with changes in interest rates. We are subject to interest rate risk related to our variable-rate line of credit and capital expenditure term note as described in Note 7 of the Notes to Consolidated Financial Statements.

At March 31, 2002, our variable rate long-term debt had a carrying value of $6.0 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the period end interest rate would not have a material adverse affect on our results of operations and financial condition.

Forward-Looking Statements; Business Risks

This Annual Report, including the preceeding "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), and we intend that such forward-looking statements be subject to the safe harbors created thereby. Statements in this Report containing the words "estimate," "project," "anticipate," "expect," "intend," "believe," "will," "could," "should," "may," and similar expressions may be deemed to create forward-looking statements. These statements are based on our current expectations and beliefs concerning future events that are subject to risks and uncertainties. Actual results may differ materially from the results suggested herein and from the results historically experienced.

Forward-looking statements contained in this Report may relate to: (i) our future operating plans and strategies; (ii) the growth of the postsecondary education market due to (a) the increasing number of high school graduates and adult learners and (b) because of the focus placed on postsecondary education, the continuing shift from non-skilled to skilled workers; (iii) the expansion of our business through increased enrollment and the addition of new curricula or new locations; (iv) our anticipated need for and our ability to fund capital expenditures associated with the relocation and upgrade of facilities; (v) the Department of Education's enforcement or interpretation of existing regulations affecting our operations; (vi) the seasonality of our results of operations; and (vii) the sufficiency of our working capital, financings, including our ability to increase our borrowing if necessary, and cash flow from operating activities for our future operating and capital requirements.

We wish to caution you that in addition to the important factors described elsewhere in this Annual Report, the following important factors, among others, sometimes have affected, and in the future could affect, our actual results and could cause our actual consolidated results during fiscal 2003, and beyond, to differ materially from those expressed in any forward-looking statements made by us, or on our behalf: (i) our plans, strategies, objectives, expectations and intentions, are subject to change at any time at our discretion; (ii) the effect of, and our and our accrediting bodies' ability to comply with, state and federal government regulations regarding education and accreditation standards, or the interpretation or application thereof, including the level of government funding for, and our eligibility to participate in, student financial aid programs; (iii) our ability to assess and meet the educational needs and demands of our students and the employers with whom they seek employment; (iv) the effect of competitive pressures from other educational institutions; (v) our ability to execute our growth strategy and manage planned internal growth; (vi) our ability to locate, obtain and finance favorable school sites, negotiate acceptable lease terms, and hire and train employees; (vii) the effect of economic conditions in the post-secondary education industry and in the economy generally including changes and fluctuations in interest rates; (viii) our ability to adapt to technological and other developments, including Internet-based curricula; (ix) the role of the Department of Education's, Congress' and the public's perception of for-profit education as it relates to changes in the Higher Education Act and regulations promulgated thereunder; and (x) the effects of changes in taxation and other gov-

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders
Whitman Education Group, Inc.

We have audited the accompanying consolidated balance sheets of Whitman Education Group, Inc. and subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whitman Education Group, Inc. and subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its method of revenue recognition for certain fees effective April 1, 2000.

Ernst + Young LLP

Miami, Florida
May 29, 2002

Whitman Education Group, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 14,010,878	$ 5,892,779
Accounts receivable, net	23,425,589	26,134,128
Inventories	1,633,917	1,516,439
Deferred tax assets, net	3,376,197	4,571,905
Other current assets	2,273,607	1,551,714
Total current assets	44,720,188	39,666,965
Property and equipment, net	10,804,417	11,727,583
Deposits and other assets	2,296,002	2,183,324
Goodwill, net	9,288,622	9,288,622
Total assets	$ 67,109,229	$ 62,866,494
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,716,674	$ 2,356,996
Accrued expenses	6,749,811	3,106,146
Current portion of capitalized lease obligations	1,781,501	1,859,195
Current portion of capital expediture note payable	1,300,000	541,667
Deferred tuition revenue	23,269,177	22,500,137
Total current liabilities	34,817,163	30,364,141
Capitalized lease obligations	2,815,136	3,379,826
Capital expenditure note payable	4,658,333	5,958,333
Line of credit	-	1,789,897
Deferred tax liability	1,091,960	829,867
Commitment and contingencies		
Stockholders' equity:		
Common stock, no par value; authorized 100,000,000 shares; issued 14,262,648 shares in 2002 and 14,077,266 shares in 2001; outstanding 13,827,854 shares in 2002 and 13,642,472 shares in 2001	23,198,153	22,748,613
Additional paid-in capital	805,309	674,173
Accumulated deficit	(276,825)	(2,878,356)
Total stockholders' equity	23,726,637	20,544,430
Total liabilities and stockholders' equity	$ 67,109,229	$ 62,866,494

See accompanying notes to financial statements.

Whitman Education Group, Inc. and Subsidiaries

Consolidated Statements of Operations

Year Ended March 31,	2002	2001	2000
Net revenues	$ 91,926,806	$ 79,629,315	$77,611,312
Costs and expenses:			
Instructional and educational support	58,470,054	52,670,430	51,567,309
Selling and promotional	14,425,245	14,312,141	12,314,109
General and administrative	13,971,977	12,070,282	12,206,227
Legal settlement	-	-	1,550,000
Total costs and expenses	86,867,276	79,052,853	77,637,645
Income (loss) from operations	5,059,530	576,462	(26,333)
Other (income) and expenses:			
Interest expense	932,083	1,142,886	1,128,876
Interest income	(369,280)	(334,983)	(320,508)
Loss on Huron investment	-	1,164,613	-
Income (loss) before income tax provision (benefit) and cumulative effect of change in accounting principle	4,496,727	(1,396,054)	(834,701)
Income tax provision (benefit)	1,895,196	(538,159)	(332,545)
Income (loss) before cumulative effect of change in accounting principle	2,601,531	(857,895)	(502,156)
Cumulative effect of change in accounting principle, net of tax benefit of $375,981	-	(563,971)	-
Net income (loss)	$ 2,601,531	$ (1,421,866)	$ (502,156)
Basic income (loss) per share:			
Income (loss) before cumulative effect of change in accounting principle	$ 0.19	$ (0.07)	$ (0.04)
Cumulative effect of change in accounting principle, net of tax	-	(0.04)	-
Net income (loss)	$ 0.19	$ (0.11)	$ (0.04)
Diluted income (loss) per share:			
Income (loss) before cumulative effect of change in accounting principle	$ 0.18	$ (0.07)	$ (0.04)
Cumulative effect of change in accounting principle, net of tax	-	(0.04)	-
Net income (loss)	$ 0.18	$ (0.11)	$ (0.04)
Weighted average common shares outstanding:			
Basic	13,696,354	13,370,030	13,392,696
Diluted	14,318,169	13,370,030	13,392,696

See accompanying notes to financial statements.

Whitman Education Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended March 31, 2002, 2001 and 2000

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 1999	13,423,212	$ 21,907,546	$ 671,536	$ (954,334)	$ 21,624,748
Repurchase of treasury shares	(195,100)	(370,406)	-	-	(370,406)
Shares issued in connection with exercise of options	5,000	19,375	2,637	-	22,012
Shares issued in connection with stock purchase plan	31,625	104,530	-	-	104,530
Shares issued in connection with 401(k) employee match	147,718	406,226	-	-	406,226
Comprehensive loss:					
Net loss	-	-	-	(502,156)	(502,156)
Comprehensive loss					(502,156)
Balance at March 31, 2000	13,412,455	22,067,271	674,173	(1,456,490)	21,284,954
Repurchase of treasury shares	(90,000)	(127,935)	-	-	(127,935)
Shares issued in connection with exercise of options	150,000	418,875	-	-	418,875
Shares issued in connection with stock purchase plan	55,865	89,436	-	-	89,436
Shares issued in connection with 401(k) employee match	114,152	300,966	-	-	300,966
Comprehensive loss:					
Net loss	-	-	-	(1,421,866)	(1,421,866)
Comprehensive loss					(1,421,866)
Balance at March 31, 2001	13,642,472	22,748,613	674,173	(2,878,356)	20,544,430
Shares issued in connection with exercise of options	159,350	387,956	131,136	-	519,092
Shares issued in connection with stock purchase plan	26,032	61,584	-	-	61,584
Comprehensive income:					
Net income	-	-	-	2,601,531	2,601,531
Comprehensive income					2,601,531
Balance at March 31, 2002	13,827,854	$ 23,198,153	$ 805,309	$ (276,825)	$ 23,726,637

See accompanying notes to financial statements.

Whitman Education Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended March 31,	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 2,601,531	$ (1,421,866)	$ (502,156)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	3,744,494	3,872,444	4,323,135
Bad debt expense	4,657,498	3,984,551	3,427,524
Deferred tax provision (benefit)	1,457,801	(941,070)	(238,263)
Loss on Huron investment	-	1,164,613	-
Changes in operating assets and liabilities:			
Accounts receivable	(1,948,959)	(3,919,876)	(3,011,711)
Inventories	(117,478)	(106,990)	(67,668)
Other current assets	(722,552)	269,199	(444,007)
Deposits and other assets	(130,978)	21,733	(495,412)
Accounts payable	(640,322)	1,011,258	(157,546)
Accrued expenses	3,643,665	(2,324,771)	2,907,971
Income taxes payable	-	-	(898,664)
Deferred tuition revenue	769,040	910,314	2,264,331
Other liabilities	-	-	(474,842)
Net cash provided by operating activities	13,313,740	2,519,539	6,632,692
Cash flows from investing activities:			
Purchase of property and equipment	(1,404,301)	(1,964,273)	(1,236,511)
Investment in Huron University	-	-	(1,164,613)
Net cash used in investing activities	(1,404,301)	(1,964,273)	(2,401,124)
Cash flows from financing activities:			
Proceeds from line of credit and long-term debt	163,846	28,382,490	39,000,577
Principal payments on line of credit, long-term debt, and capital lease obligations	(4,535,862)	(29,482,091)	(41,198,653)
Repurchase of treasury shares	-	(127,935)	(370,406)
Proceeds from purchases in stock purchase plan and exercise of options	580,676	508,311	126,542
Net cash used in financing activities	(3,791,340)	(719,225)	(2,441,940)
Increase (decrease) in cash and cash equivalents	8,118,099	(163,959)	1,789,628
Cash and cash equivalents at beginning of year	5,892,779	6,056,738	4,267,110
Cash and cash equivalents at end of year	$ 14,010,878	$ 5,892,779	$ 6,056,738

Continued on the following page.

See accompanying notes to financial statements.

Whitman Education Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Year Ended March 31,	2002	2001	2000
Supplemental disclosures of noncash financing and investment activities:			
Equipment acquired under capital leases	$ 1,398,068	$ 2,054,462	$ 1,749,303
Value of stock issued for 401(k) employee match	$ -	$ 300,966	$ 406,226
Supplemental disclosures of cash flow information:			
Interest paid	$ 932,083	$ 1,142,886	$ 1,128,876
Income taxes paid	$ 481,176	$ 22,783	$ 1,494,433

See accompanying notes to financial statements.

Whitman Education Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

The primary business of Whitman Education Group, Inc. and its subsidiaries ("Whitman" or the "Company") is the operation of proprietary schools offering a range of graduate, undergraduate and non-degree certificate or diploma programs primarily in the fields of healthcare, information technology and business. Whitman's operations are conducted through its three wholly-owned subsidiaries: Ultrasound Technical Services, Inc. ("UDS"), Sanford Brown College, Inc. ("SBC") and CTU Corporation, the parent corporation of Colorado Technical University, Inc. ("CTU"). The revenues generated from these subsidiaries primarily consist of tuition and fees paid by students. The majority of students rely on funds received from federal financial aid programs under Title IV of the Higher Education Act of 1965, as amended ("Title IV"), to pay for a substantial portion of their tuition.

As an educational institution, Whitman is subject to licensure from various accrediting and state authorities and other regulatory requirements of the United States Department of Education ("Department of Education").

Principles of Consolidation

The consolidated financial statements include the accounts of Whitman Education Group, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Whitman considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Revenues, Accounts Receivable and Deferred Tuition Revenue

Whitman charges the student for the full contract amount at the beginning of the course, the academic year, or the academic term, as applicable, resulting in the recording of an account receivable and a corresponding deferred tuition revenue liability. The deferred tuition revenue liability is reduced and recognized into income over the term of the relevant period being attended by the student. If a student withdraws from a course or program, the unearned portion of the program that the student has paid for is refunded generally on a pro rata basis.

Accounts receivable balances are reviewed no less than quarterly for the purpose of determining appropriate levels of allowance for doubtful accounts. The Company establishes the allowance for doubtful accounts using an objective model, which applies various expected loss percentages to certain student accounts receivable categories based on historical bad debt experience. The Company charges-off accounts receivable balances deemed to be uncollectible usually after they have been sent to a collection agency and returned uncollected.

All charge-offs are recorded as reductions in the allowance for doubtful accounts, with any recoveries of previously written-off accounts receivable recorded as increases to the allowance for doubtful accounts.

The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") in December 1999. Prior to the release of SAB 101, the Company's revenue recognition policy was in compliance with accounting principles generally accepted in the United States of America. In order to conform with SAB 101, however, Whitman changed the method by which it recognizes revenue for laboratory and registration fees charged to a student. Previously, laboratory and registration fees were recognized as revenue at the beginning of an academic term or year, as applicable. As of April 1, 2000, Whitman began recognizing revenue for these fees ratably over the life of an education program and recorded a cumulative effect of a change in accounting principle of approximately $564,000, net of taxes of approximately $376,000. The effect of the change for the year ended March 31, 2001 was to decrease the loss before the cumulative effect of a change in accounting principle by approximately $43,000. Pro forma net loss and net loss per share amounts for the year ended March 31, 2000, had the new accounting principle been applied retroactively, are $(483,000) and $(0.04), respectively.

For the three months ended June 30, 2000, September 30, 2000 and December 31, 2000, the Company recognized $614,000, $223,000 and $103,000, respectively, in revenue that was included in the cumulative effect adjustment as of April 1, 2000. The effect of recognizing that revenue in the first and second quarter was to decrease the net loss by approximately $369,000 and $134,000, respectively, and to increase net income in the third quarter by approximately $61,000 (all net of taxes).

Inventory

Inventory consists primarily of books, uniforms and supplies and is valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs which do not add to the value of the related assets or materially extend their original lives are expensed as incurred.

Depreciation of property and equipment is computed principally by the straight-line method over the estimated useful lives of the assets ranging from one to ten years. Leasehold improvements are amortized over the term of the related leases, which approximates the estimated useful lives. Depreciation expense amounted to approximately $3,726,000, $3,576,000 and $3,954,000 for the years ended March 31 2002, 2001, and 2000, respectively.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 141 and 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests, or more frequently if impairment indicators arise. Other identifiable intangible assets will continue to be amortized over their estimated useful lives.

Whitman elected to early adopt the provisions of SFAS 141 and 142 effective April 1, 2001. Prior to the release of SFAS 141 and 142, the Company amortized the goodwill associated with acquisitions using the straight-line method, principally over a forty-year period. Application of the nonamortization provision of SFAS 142 resulted in an increase in net income of $162,000, net of taxes, for the year ended March 31, 2002. Pro forma net loss and net loss per basic and diluted share amounts, for the years ended March 31, 2001 and 2000, had SFAS 142 been applied retroactively, would have been approximately $(1,251,000) and $(.09) and $(334,000) and $(.02), respectively.

During September 2001, the Company completed its transitional impairment test of goodwill in accordance with SFAS 142. As a result of this test, it was determined that there was no impairment of goodwill. As of March 31, 2002 and 2001, accumulated goodwill amortization was approximately $1,295,000.

Impairment of Long-Lived Assets

Whitman accounts for the impairment of long-lived assets under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets ("SFAS 121")." SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on current circumstances, Whitman does not believe that any impairment indicators are present.

Income (Loss) Per Common Share

Basic income (loss) before cumulative effect of change in accounting principle, cumulative effect of change in accounting principle, net of tax and net income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted income (loss) before cumulative effect of change in accounting principle, cumulative effect of change in accounting principle, net of tax and net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period.

Advertising

Whitman expenses advertising costs as incurred. Advertising expense, which is included in selling and promotional expenses, amounted to approximately $8,573,000, $8,274,000, and $6,862,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statements and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Stock-Based Compensation

Whitman has elected, in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to account for its stock plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, because the exercise price of Whitman's employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Stock options granted to non-employees have been accounted for in accordance with SFAS 123, and Emerging Issues Task Force Bulletin 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". Accordingly, compensation expense is determined using the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. For the years ended March 31, 2002, 2001 and 2000, no compensation expense was incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encouraged. The provisions of SFAS 144 generally are to be applied prospectively. Whitman does not expect the adoption of SFAS 144 to have a material effect on its results of operations or financial position.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting effective for transactions occurring after May 15, 2002. All other provisions of this standard must be applied for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on Whitman's results of operations or financial position.

Segment Reporting

Whitman complies with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

Reclassification

Certain prior year amounts have been reclassified to conform to the fiscal year 2002 presentation. These changes had no effect on previously reported net loss.

2. Divestiture of Huron University

In August 1999, CTU completed the divestiture of its Huron University campus ("Huron") in Huron, South Dakota to a newly formed entity ("Newco") capitalized by several investors and members of Huron's existing management. In connection with the transaction, CTU contributed the operating assets of Huron and $550,000 to Newco, and Newco issued to CTU units of limited liability company membership interests and assumed certain liabilities of Huron. The liabilities assumed by Newco included the principal balance due of $1.1 million under a loan agreement. The loan was guaranteed by Whitman, which had a first priority security interest in certain assets of Newco, and had a maturity date of July 2005.

Under the terms of the transaction, the units of limited liability company membership interests equaled 19.9% of the total outstanding limited liability company membership interests in Newco. CTU's units included a liquidation preference right and the same voting privileges as all other units sold by Newco. Additionally, Whitman purchased for $110,000 a warrant to acquire 20 units of limited liability company interests in Newco, which would have represented approximately 4% of the total outstanding limited liability company membership interests in Newco upon exercise. The warrant had a term of five years and had an exercise price of $10,000 per unit. The investment in Newco was recorded at a cost of approximately $1.2 million, which then approximated fair value. No gain or loss was recorded on the transaction. The effective date of the transaction for accounting, tax, and financial statement purposes was September 1, 1999. The terms of the transaction were established through an arm's length negotiation.

CTU's remaining investment in Huron was accounted for under the cost method due to CTU's inability to exercise significant influence over the operating and financial policies of Newco. CTU's inability to exercise significant influence over the operating and financial policies of Newco was based on its limited ownership of only 19.9% of the voting interests of Newco and other facts and circumstances related to its investment in Newco. For instance, Whitman had no representation on the board of managers of Newco, no participation in Newco's policy-making processes, no technological dependency and no support of Newco's administrative or accounting services. Additionally, the president of Newco owned 52% of the voting interests of Newco and as the manager of Newco, had the authority to act on its behalf without consent from other members.

During the year ended March 31, 2001, Newco had a net loss of approximately $1,884,000.

The following unaudited pro forma information excludes the results of operations of Huron University for the fiscal year ended March 31, 2000 as if Whitman's sale of Huron University to Newco had occurred at April 1, 1999. This pro forma information does not purport to be indicative of the results that actually would have occurred if the disposition had been effective on the dates indicated.

Net revenues	$	76,172,000
Net income	$	157,000
Basic and diluted net income per share	$	.01

On April 26, 2001, a not-for-profit college acquired the assets and assumed certain liabilities of Newco. This transaction released Whitman from any further obligations associated with Huron, including its guarantee of the $1.1 million loan assumed by Newco. Because Whitman did not receive any proceeds from this transaction, CTU recorded a one-time non-recurring non-cash charge of approximately $1,165,000, or $0.05 per diluted share, in the fiscal quarter ended March 31, 2001 relating to its minority ownership of Newco.

In connection with the 1999 divestiture of Huron, Whitman provided a loan of $500,000 to the former president of Huron for the purpose of investing such funds in Newco. The loan is due in August 2005 with monthly interest payments at the prime rate which commenced in October 1999. The loan is secured by 80,000 shares of Whitman common stock owned by the former president of Huron. The not-for-profit college that acquired Newco has also agreed to guarantee this loan. In October 2001, the loan went into default by virtue of the failure of the required monthly interest payments to be made and Whitman accelerated all amounts due under the loan. In May 2002, Whitman received a default judgment against the not-for-profit college that guaranteed the loan and commenced collection efforts to enforce the judgment. Whitman believes the collateral of 80,000 shares of Whitman common stock is adequate and has elected not to take action against the former president of Huron at this time.

3. Financial Aid Programs

Approximately 65% of Whitman's net revenues collected during the fiscal year ended March 31, 2002 were received from students who participated in government sponsored financial aid programs under Title IV. These programs are subject to program review by the Department of Education. Disbursements under each program are subject to disallowance and repayment by the schools. These programs also require that Whitman and certain of its subsidiaries meet Standards of Financial Responsibility established by the Department of Education. The standards require Whitman and certain of its subsidiaries to maintain certain financial ratios and requirements, all of which have been met at March 31, 2002.

4. Accounts Receivable

A summary of activity for the allowance for doubtful accounts is as follows:

Year Ended March 31,	2002	2001	2000
Balance at beginning of year	$ 6,768,688	$ 5,672,824	$ 5,593,888
Charged to expense	4,657,498	3,984,551	3,427,524
Accounts charged-off during the year, net of recoveries	(4,595,112)	(2,888,687)	(3,348,588)
Balance at end of year	$ 6,831,074	$ 6,768,688	$ 5,672,824

5. Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Lives (In Years)	March 31, 2002	March 31, 2001
Equipment	2-5	$ 18,104,898	$ 16,841,757
Leasehold improvements	1-10	6,293,753	5,633,959
Furniture and fixtures	7-10	4,842,630	4,402,911
Other	5	3,049,023	2,653,827
		32,290,304	29,532,454
Less accumulated depreciation and amortization		(21,485,887)	(17,804,871)
		$ 10,804,417	$ 11,727,583

6. Income Taxes

The components of the income tax provision (benefit) are as follows:

Year ended March 31,	2002	2001	2000
Current	$ 437,395	$ 26,930	$ (94,282)
Deferred	1,457,801	(941,070)	(238,263)
Total income tax provision (benefit)	$ 1,895,196	$ (914,140)	$ (332,545)

The differences between the federal statutory income tax rate and the effective income tax rate are summarized below:

Year ended March 31,	2002	2001	2000
Statutory tax rate	34.0 %	(34.0)%	(34.0)%
State income taxes, net	6.4	(1.9)	(5.7)
Permanent differences	(1.3)	(1.5)	6.6
Change in valuation allowance	2.2	-	(5.9)
Other, net	0.8	(1.7)	(0.9)
Effective tax rate	42.1 %	(39.1)%	(39.9)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Whitman's net deferred income taxes are as follows:

March 31,	2002	2001
Current deferred tax assets:		
Accrued expenses	$ 366,000	$ 498,000
Reserves and allowances	2,274,000	2,278,000
Unrealized depreciation in investments	96,000	404,000
Deferred income	98,000	87,000
Tax credits	408,000	420,000
Net operating loss carryforwards	295,000	732,000
Capital loss carryforwards	167,000	231,000
Total current deferred tax assets before valuation allowance	3,704,000	4,650,000
Valuation allowance	(100,000)	-
Total current deferred tax assets	3,604,000	4,650,000
Current deferred tax liability:		
Prepaid expenses and other	(228,000)	(78,000)
Total current deferred tax liability	(228,000)	(78,000)
Total current deferred tax assets, net	$ 3,376,000	$ 4,572,000
Non-current deferred tax liability:		
Amortization of goodwill	$ (1,092,000)	$ (830,000)

SFAS 109, "Accounting for Income Taxes", requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all of the evidence, both positive and negative, management has determined that a $100,000 valuation allowance at March 31, 2002 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The valuation allowance increased by $100,000 in fiscal 2002, increased by $0 in fiscal 2001, and decreased by $50,000 in fiscal 2000. At March 31, 2002, Whitman has no remaining available federal net operating loss carryforwards. At March 31, 2002, Whitman has available various state net operating loss carryforwards approximating $8,243,000 expiring in the years 2011 through 2022. Whitman has approximately $444,000 in capital loss carryforwards which begin to expire in 2004. Whitman also has an alternative minimum tax credit of approximately $408,000 which carries forward indefinitely.

7. Debt

On May 28, 1999, Whitman entered into an $8.5 million line of credit which is secured by all of the assets of Whitman. The interest rate on the line of credit is variable and is equal to the sum of 2.90% and the 30-day commercial paper rate. The line of credit contains certain covenants, that among other things, require maintenance of minimum levels of tangible net worth and net cash flow. The line of credit also contains a restriction that limits Whitman's ability to acquire other entities at a cost in excess of $1.5 million.

On March 21, 2001, Whitman restructured the $8.5 million line of credit into a $6.5 million capital expenditure term note and a $2.0 million line of credit. The $6.5 million capital expenditure term note was established to provide long term capital expenditure financing for Whitman's investments in property, plant and equipment acquired in prior years. The capital expenditure term note is payable in seven monthly installments of interest only commencing on April 21, 2001, and thereafter 52 monthly installments of principal and interest, with a balloon payment due April 2006. The capital expenditure term note is collateralized by property, plant and equipment and all other assets of Whitman. The line of credit is also secured by all of the assets of Whitman. The interest rate of the capital expenditure term note and the line of credit is variable and is equal to the sum of 2.90% and the 30-day commercial paper rate. At March 31, 2002 and 2001, the interest rates were 4.70% and 6.92%, respectively. The capital expenditure term note and the line of credit contain certain covenants, that among other things, require the maintenance of minimum levels of tangible net worth and net cash flow. The capital expenditure term note and line of credit also contain a restriction that limits Whitman's ability to acquire other entities at a cost in excess of $1.5 million. At March 31, 2002, Whitman was in compliance with the covenants of the term note and the line of credit. At March 31, 2002, the outstanding balance of the line of credit was $0 and letters of credit of $0.5 million were outstanding under the facility which reduced the amount available for borrowing. The maturity date of the line of credit is October 31, 2002.

Aggregate maturities of long-term debt at March 31, 2002 are as follows:

Fiscal Year	
2003	$ 1,300,000
2004	1,300,000
2005	1,300,000
2006	1,300,000
2007	758,333
Total	$ 5,958,333

8. Capitalized Lease Obligations

Whitman leases equipment under several lease agreements which are accounted for as capital leases. The assets and liabilities under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the related lease term.

During 2002 and 2001, Whitman entered into leases totaling approximately $1,398,000 and $2,054,000, respectively, in connection with the purchase of equipment. The amortization of leased assets of approximately $1,976,000, $1,225,000 and $993,000 for the years ended March 31, 2002, 2001, and 2000, respectively, is included in depreciation and amortization. The following is a summary of assets held under capital leases which are included in property and equipment at March 31:

	2002	2001
Equipment	$ 10,311,374	$ 9,533,844
Furniture and fixtures	1,816,294	1,417,300
Software	464,731	456,725
	12,592,399	11,407,869
Less accumulated amortization	(7,740,480)	(6,002,726)
	$ 4,851,919	$ 5,405,143

Future minimum lease payments under capital leases at March 31, 2002 are as follows:

Fiscal Year	
2003	$ 2,140,447
2004	1,483,683
2005	1,052,477
2006	579,565
2007	43,352
Total minimum lease payments	5,299,524
Less amount representing interest (8%-13%)	(702,887)
Less amount classified as current	(1,781,501)
	$ 2,815,136

9. Employee Benefit Plan

Whitman has a 401(k) retirement savings plan covering all employees that meet certain eligibility requirements. Eligible participating employees may elect to contribute up to a maximum amount of tax deferred contribution allowed by the Internal Revenue Code. Whitman matches a portion of such contributions up to a maximum percentage of the employee's compensation. Whitman's contributions to the plan were approximately $305,000, $301,000 and $329,000 for the years ended March 31, 2002, 2001 and 2000, respectively. In April 2002, Whitman distributed 66,212 shares of common stock to its employees for the fiscal year 2002 matching contribution.

10. Stock Option Plans

Whitman has adopted stock option plans under which employees, directors and consultants of Whitman may be issued options covering up to 4,715,250 shares of common stock. Options are granted at the fair market value of the stock at the date of the grant, with vesting ranging up to five years and a maximum term of 7-10 years. A summary of stock option activity related to Whitman's stock option plans is as follows:

	Weighted Average Exercise Price Per Share	Number Of Shares
Outstanding March 31, 1999	$ 5.24	3,518,850
Granted	3.68	575,500
Exercised	3.88	(5,000)
Cancelled	5.01	(274,139)
Outstanding March 31, 2000	4.16	3,815,211
Granted	2.25	708,150
Exercised	2.79	(150,000)
Cancelled	6.49	(411,811)
Outstanding March 31, 2001	3.83	3,961,550
Granted	3.62	659,500
Exercised	2.43	(159,350)
Cancelled	3.68	(352,763)
Outstanding March 31, 2002	3.86	4,108,937

As required by SFAS 123, pro forma information regarding net income (loss) and income (loss) per share has been determined as if Whitman had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for fiscal years 2002, 2001 and 2000, respectively: risk-free rates of 2.9%, 5.7% and 6.1%; no dividend yields for the three years; volatility factors of the expected market price of Whitman's common stock of 0.394, 0.614, and 0.593; and a weighted-average expected life of the option of 7.0 years for the three years. The weighted-average fair value of the stock options granted in fiscal years 2002, 2001 and 2000 was $1.65, $1.49 and $2.38, respectively.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Whitman's employee stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Whitman's fiscal 2002, 2001 and 2000 pro forma information follows:

	2002	2001	2000
Net income (loss)	$ 1,743,460	$(2,777,748)	$ (2,150,937)
Net income (loss) per share:			
Basic	$ .13	$ (.21)	$ (.16)
Diluted	$ .12	$ (.21)	$ (.16)

The exercise price of options outstanding at March 31, 2002 ranged as follows:

Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)
$1.50 - $2.25	815,650	3.4
$2.26 - $3.38	1,067,625	5.0
$3.39 - $5.06	1,201,750	4.0
$5.07 - $7.59	948,912	2.7
$7.60 - $11.39	75,000	1.6
	4,108,937	

Stock options totaling 3,339,849, 3,162,645, and 2,774,452 were exercisable at the end of fiscal 2002, 2001 and 2000, respectively. Common stock reserved for issuance under the stock option plans aggregate to 4,715,250 shares at March 31, 2002.

11. Related Party Transactions

Whitman purchases certain textbooks and materials for resale to its students from an entity that is 40% owned by Whitman's former president and Chief Operating Officer. In the fiscal years ended March 31, 2002, 2001 and 2000, Whitman purchased approximately $147,900, $97,500, and $148,800, respectively, in textbooks and materials from that entity.

In February 1996, Whitman moved its headquarters to Miami, Florida. Whitman occupies office space in a building owned by IVAX Corporation. Whitman's Chairman is also Chairman and Chief Executive Officer of IVAX Corporation and another of our directors is also a Vice Chairman and President of IVAX Corporation. Whitman's Vice Chairman and Chief Executive Officer is also a director of IVAX Corporation. Whitman incurred rent expense of approximately $284,000, $146,000 and $146,000 for fiscal years ended March 31, 2002, 2001 and 2000, respectively.

12. Commitments and Contingencies

Whitman leases classroom and office space under operating leases in various buildings where the schools are located. Certain of Whitman's operating leases contain rent escalation clauses. Future minimum annual rental commitments under noncancellable operating leases as of March 31, 2002 are as follows:

Fiscal Year	
2003	$ 5,801,936
2004	5,110,992
2005	4,852,227
2006	4,358,533
2007	3,248,761
Thereafter	7,622,561
Total minimum lease payments	$ 30,995,010

Rent expense during fiscal 2002, 2001 and 2000 was approximately $6,080,000, $6,035,000, and $5,766,000, respectively.

In fiscal 2002 Whitman entered into financing agreements to acquire capital equipment totaling approximately $1,398,000. In fiscal 2002, approximately $1,398,000 of capital equipment was financed under these agreements and are included under capitalized lease obligations. At March 31, 2002, Whitman had $463,000 of letters of credit outstanding.

On May 4, 2000, Whitman, in conjunction with its insurance carriers, reached an agreement in principle to settle the class action lawsuit, Cullen, et. al. v. Whitman Education Group, Inc., et. al. The settlement agreement covers students who attended Whitman's Ultrasound Diagnostic Schools any time from August 1, 1994 to August 1, 1998 in either the general ultrasound program or the non-invasive cardiovascular technology program. The settlement agreement provided for payment of $5,970,000 in cash and approximately $1,346,000 in loan forgiveness of delinquent obligations owed by students to Whitman's Ultrasound Diagnostic schools. The actual cash payment of approximately $5,970,000 was funded by Whitman contributing $1,170,000 and Whitman's insurance carriers contributing $4,800,000. Whitman also contributed $1,346,000 in debt forgiveness, all of which was fully reserved or previously written-off at March 31, 2000. Whitman also provided for a reserve for potential claims from members of the class action lawsuit who elected not to participate in the settlement. This reserve was estimated based on historical student settlement experience. As a result of the cash settlement payment and estimated reserves, Whitman recorded a one-time, after-tax charge to earnings of approximately $930,000, or $.07 per share in the fiscal quarter ended March 31, 2000. Although management denied the allegations of the lawsuit, and believed the key allegations to be without merit, Whitman entered into the settlement to resolve litigation in a satisfactory business manner, to avoid disruption of Whitman's business, and to allow Whitman to pursue its mission of providing quality education to its students.

Whitman is a party to routine litigation incidental to its business, including but not limited to, claims involving students or graduates and routine employment matters. While there can be no assurance as to the ultimate outcome of any such litigation, management does not believe that any pending proceeding will result in a settlement or an adverse judgment that will have a material adverse effect on Whitman's financial condition or results of operations.

13. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, notes payable and accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of revolving credit facilities and the capital expenditure note payable approximate fair value because the interest rate is tied to a quoted variable index.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

For the Year Ended March 31,	2002	2001	2000
Numerator:			
Income (loss) before cumulative effect of change in accounting principle	$ 2,601,531	$ (857,895)	$ (502,156)
Cumulative effect of change in accounting principle, net of tax	-	(563,971)	-
Net income (loss)	$ 2,601,531	$ (1,421,866)	$ (502,156)
Denominator:			
Denominator for basic earnings per share - weighted average shares	13,696,354	13,370,030	13,392,696
Effect of dilutive securities:			
Employee stock options	621,815	-	-
Dilutive potential common shares	621,815	-	-
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	14,318,169	13,370,030	13,392,696
Basic income (loss) before cumulative effect of change in accounting principle	$ 0.19	$ (0.07)	$ (0.04)
Cumulative effect of change in accounting principle, net of tax	-	(0.04)	-
Basic net income (loss) per share	$ 0.19	$ (0.11)	$ (0.04)
Diluted income (loss) before cumulative effect of change in accounting principle	$ 0.18	$ (0.07)	$ (0.04)
Cumulative effect of change in accounting principle, net of tax	-	(0.04)	-
Diluted net income (loss) per share	$ 0.18	$ (0.11)	$ (0.04)

15. Segment and Related Information

Whitman is organized into two reportable segments, the University Degree Division and the Associate Degree Division, through three wholly-owned subsidiaries. The University Degree Division primarily offers bachelor, master and doctorate degrees through CTU. The Associate Degree Division offers associate degrees and diplomas or certificates through SBC and UDS.

Whitman's revenues are not materially dependent on a single customer or small group of customers.

Summarized financial information concerning the Whitman reportable segments is shown in the following table:

For the Year Ended March 31,	2002	2001	2000
Net revenues:			
Associate Degree Division	$ 71,839,438	$ 60,084,422	$ 58,473,078
University Degree Division	20,087,368	19,544,893	19,138,234
Total	$ 91,926,806	$ 79,629,315	$ 77,611,312
Income (loss) before income tax provision (benefit) and cumulative effect of change in accounting principle:			
Associate Degree Division	$ 6,524,956	$ (446,768)	$ (307,690)
University Degree Division	541,137	1,204,701	1,757,834
Other	(2,569,366)	(2,153,987)	(2,284,845)
Total	$ 4,496,727	$ (1,396,054)	$ (834,701)
Capital expenditures:			
Associate Degree Division	$ 1,711,502	$ 2,819,719	
University Degree Division	1,087,837	1,191,542	
Other	3,030	7,474	
Total	$ 2,802,369	$ 4,018,735	

	March 31, 2002	March 31, 2001
Total assets:		
Associate Degree Division	$ 52,696,673	$ 49,157,580
University Degree Division	10,773,292	11,895,647
Other	3,639,264	1,813,267
Total	$ 67,109,229	$ 62,866,494

16. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the fiscal years ended March 31, 2002 and 2001 are as follows:

2002	First	Second	Third	Fourth
Net revenues	$ 20,518,116	$ 21,384,299	$ 24,369,149	$ 25,655,242
Income from operations	320,976	211,418	2,338,916	2,188,220
Income before cumulative effect of change in accounting principle	97,027	29,627	1,328,886	1,145,991
Net income	97,027	29,627	1,328,886	1,145,991
Net income per share:				
Basic	$ 0.01	$ 0.00	$ 0.10	$ 0.08
Diluted	$ 0.01	$ 0.00	$ 0.09	$ 0.08

2001	First	Second	Third	Fourth
Net revenues	$ 18,879,430	$ 18,521,239	$ 20,878,235	$ 21,350,411
(Loss) income from operations	(363,718)	(1,266,026)	1,103,990	1,102,216
(Loss) income before cumulative effect of change in accounting principle	(301,766)	(900,583)	518,022	(173,568)
Net (loss) income	(865,737)	(900,583)	518,022	(173,568)
Net (loss) income per share before cumulative effect of change in accounting principle	$ (0.02)	$ (0.07)	$ 0.04	$ (0.01)
Net (loss) income per share (basic and diluted)	$ (0.06)	$ (0.07)	$ 0.04	$ (0.01)

Corporate Information

Board of Directors

Phillip Frost, M.D.
(Chairman)
Chairman & Chief Executive Officer
IVAX Corporation

Richard C. Pfenniger, Jr.
(Vice Chairman)
Chief Executive Officer
Whitman Education Group, Inc.

Jack R. Borsting, Ph.D.
(Vice Chairman)
Professor of Business Administration
University of Southern California

Neil Flanzraich
President
IVAX Corporation

Peter S. Knight
Managing Director
MetWest Financial

Richard M. Krasno, Ph.D.
Executive Director
William R. Kenan, Jr. Charitable Trust

Lois F. Lipsett, Ph.D.
President
Health Education Associates

Percy A. Pierre, Ph.D.
Professor of Electrical Engineering
Michigan State University

A. Marvin Strait
Certified Public Accountant

Executive Officers

Richard C. Pfenniger, Jr.
Chief Executive Officer

Fernando L. Fernandez
Vice President - Finance, Treasurer,
Chief Financial Officer and Secretary

Corporate Headquarters

Whitman Education Group, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Tel: (800) 445-6108
Fax: (305) 575-6535
www.whitmaneducation.com

Independent Auditors

Ernst & Young LLP
3900 First Union Financial Center
200 South Biscayne Boulevard
Miami, Florida 33131

Transfer Agent/ Registrar

Continental Stock Transfer & Trust
Company 2 Broadway
New York, NY 10004

SEC Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Corporate Secretary at the corporate headquarters.

Stock Information

Whitman's common stock is listed on the American Stock Exchange under the symbol "WIX". As of June 3, 2002 there were 282 recorded holders of Whitman's common stock. Whitman has not paid dividends on its common stock and does not contemplate paying dividends in the foreseeable future.

	Fiscal 2002	
	High	Low
First Quarter	$ 3.05	$ 2.00
Second Quarter	3.70	2.75
Third Quarter	4.80	3.00
Fourth Quarter	5.92	4.40

	Fiscal 2001	
	High	Low
First Quarter	$ 2.38	$ 1.13
Second Quarter	2.50	1.19
Third Quarter	3.13	1.00
Fourth Quarter	3.26	1.94

Whitman Education Group, Inc.
4400 Biscayne Boulevard, Miami, Florida 33137
Phone: (800) 445-6108
www.whitmaneducation.com